EXHIBIT 99.1

Leading Independent Proxy Advisory Firms Recommend Osisko Shareholders Vote for All Proposed Items at the Upcoming Annual and Special Meeting

MONTRÉAL, April 24, 2025 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that leading independent proxy advisory firms, Institutional Shareholder Services (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”), have each recommended that Shareholders vote FOR all proposed resolutions at the upcoming Annual and Special Meeting of Shareholders (the “Meeting”) to be held on May 8, 2025.

The Board of Directors of Osisko unanimously recommends that Shareholders vote “FOR” all proposed resolutions.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY
The proxy voting deadline is 1:30 p.m. (Eastern Daylight Time) on Tuesday, May 6, 2025.

Meeting Details
The Meeting will be held on Thursday, May 8, 2025 at 1:30 p.m. (Eastern Daylight Time) at Lavery, de Billy L.L.P., 1, Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4. For complete details and links to all relevant documents related to the Meeting please visit: https://osiskogr.com/en/2025-agm/ (English) or https://osiskogr.com/aga-2025/ (French).

Shareholder Questions and Voting Assistance
Shareholders who have questions about voting their shares may contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Toll Free: 1-877-452-7184 (for Shareholders in North America)
International: +1 416-304-0211 (for Shareholders outside Canada and the US)
By Email: assistance@laurelhill.com

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metals royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American and Australian focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com